UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated July 28, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris – July 28, 2006

SECOND QUARTER 2006 RESULTS

RHODIA BACK TO POSITIVE NET INCOME

•	Net Sales* up 4.5%, at €1,321 million
•	Recurring EBITDA** Margin of 14.2%; an increase of 18% in recurring EBITDA to €188 million from €159 million in the second quarter 2005
•	Strong growth in Operating Profit, to €100 million from €35 million in the second quarter 2005
•	Net Income of €78 million, compared to a €196 million loss in the second quarter 2005.

Summary income statement

In € millions After impact of discontinued operations	Q2 2005	Q2 2006	% Variation
Net Sales*	1,264	1,321	+4.5%
Recurring EBITDA**	159	188	+18%
Recurring EBITDA Margin	12.6%	14.2%	—
Operating Profit	35	100	+186%
Income/(loss) before income tax	(70)	45	—
Profit/(loss) from continuing operations	(96)	90	—
Discontinued operations	(100)	(12)	—
Net Income/(loss)	(196)	78	—

1. Results in line with 2006 objectives

Net Sales* rose 4.5% to €1,321 million in the second quarter 2006 from €1,264 million a year earlier, primarily reflecting the impact of a 3.2% increase in prices.

Operating performance improved, with recurring EBITDA** up 18% at €188 million compared with €159 million in the second quarter 2005. Recurring EBITDA Margin rose to 14.2%, illustrating the Group’s ability to pass on price increases to offset the rise in the cost of raw materials.

Operating Profit grew strongly to €100 million from €35 million in the second quarter 2005.

*	Excluding other revenues
**	Before restructuring, amortization and depreciation, other operating income and expense, and capital gains and losses on divestments

RHODIA	1/12

The Financial Result showed a significant improvement at €(55) million in the second quarter 2006, compared to €(105) million in the prior-year period. Interest expenses decreased by €19 million. In the second quarter 2005, the Financial Result had also been impacted by non-recurring items amounting to €28 million.

Net Income stood at €78 million compared to a net loss of €196 million in the second quarter 2005. Net Income in the second quarter 2006 included the recognition of €60 million of deferred tax assets, due to a favourable outlook for future profitability in the USA; a further positive impact of €56 million is expected in the second half of the year.

2. Consolidated net debt stable at €2.1 billion

Capital Expenditure totaled €66 million in the second quarter 2006. The Working Capital Requirement increased by €30 million, in preparation for maintenance shutdowns scheduled in the third quarter. The ratio of Working Capital Requirement to total sales improved significantly to 12.8% from 14.3% at June 30, 2005.

Free Cash Flow* was negative at €(38) million taking into account €24 million of restructuring cash costs.

Consolidated Net Debt was stable at €2.1 billion at June 30, 2006 compared with the March 31, 2006 figure.

3. Continued refocusing of the business portfolio

With the strategy of Rhodia Polyamide focusing on “Intermediates” and “Engineering Plastics”, the Group has reclassified the European “Industrial Fibers” business under “Discontinued operations”. The recurring EBITDA generated by this business, amounting to €7 million for the second quarter 2006 and €25 million for the full year 2005, is no longer included in the calculation of the Group’s recurring EBITDA.

4. Outlook

In the second half of the year, market conditions should remain satisfactory in the Group’s businesses and operating regions. In an environment of high raw material and energy costs, Rhodia is continuing its policy of increasing prices. The usual seasonality is expected in the third quarter.

The Group remains confident it will meet its 2006 objectives:

A recurring EBITDA Margin of at least 13%.
A positive Net Income for 2006.
A ratio of Net Debt to recurring EBITDA of less than 2.9 times.

Looking further ahead, the Group reiterates its medium-term objectives.

*	Defined as “net cash provided by operating activities” less “additions to property, plant and equipment” and “other capital investments”

RHODIA	2/12

This press release and a presentation of the second quarter results will be available as of 7:30 am. www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 1 53 56 64 84
Rita Hillig	+33 1 53 56 64 04
Investor Relations
James Palmer	+33 1 53 56 64 89

RHODIA	3/12

Results Fact Sheet: Q2 2006

(Note new discontinued operations: Polyamide European industrial fibers placed in discontinued operations as of June 30 th, 2006 representing a reclassification of €7m of
Recurring EBITDA in Q2 06)

Income Statement
€ million	Q2 2005	Q2 2006	Variation	H1 2005	H1 2006	Variation
Net Sales	1 264	1 321	4.5%	2 457	2 631	7.1%
Other revenue	93	98		231	258
Recurring EBITDA	159	188	18.2%	322	366	13.7%
Recurring EBITDA Margin *	12.6%	14.2%		13.1%	13.9%
Depreciation & Amortization	(86)	(81)		(172)	(171)
Other Gains and Losses	(15)	—		(15)	(6)
Restructuring Costs	(23)	(7)		(28)	(12)
Operating Profit	35	100		107	177
Financial Results	(105)	(55)		(229)	(114)
Income/(loss) before income tax	(70)	45		(122)	63
Income tax	(26)	45		(34)	33
Income/(loss) from continuing operations	(96)	90		(156)	96
Income/(loss) from discontinued operations	(100)	(12)		(114)	(53)
Net Income/(loss)	(196)	78		(270)	43
Net Income/(loss) (Group Share)	(197)	77		(269)	41
Minority interests	1	1		(1)	2

	Net Sales			Recurring EBITDA			Operating Profit
€ million	Q2 2005	Q2 2006	Variation	Q2 2005	Q2 2006	Variation	Q2 2005	Q2 2006
RHODIA	1 264	1 321	4.5%	159	188	18.2%	35	100
POLYAMIDE	441	478	8.4%	71	77	8.5%	38	51
ACETOW	105	113	7.6%	27	26	(3.7)%	18	21
NOVECARE	239	239		28	26	(7.1)%	20	17
SILCEA	211	214	1.4%	25	38	52.0%	4	21
ECO SERVICES	55	60	9.1%	18	23	27.8%	12	19
ORGANICS	225	229	1.8%	8	21	162.5%	(6)	8
ENERGY SERVICES				7	3		5	3
CORPORATE & Others	(12)	(12)		(25)	(26)	4.0%	(56)	(40)

(all figures are in € million after discontinued operations)

Sales and Recurring EBITDA of new discontinued operations: Polyamide European industrial fibers
	Q1 05	Q2 05	Q3 05	Q4 05	FY 05	Q1 06	Q2 06
Net Sales	45	45	34	39	163	44	44
Recurring EBITDA	6	6	5	8	25	7	7

Net Financial Debt
December 31, 2005	March 31, 2006	June 30, 2006
2 089	2 107	2 070

2006 Targets	Mid term Targets
Recurring EBITDA margin* > 13%	Recurring EBITDA margin* > 15%**
Positive Net Income	Net Debt / Recurring EBITDA < 2.2x**
Net Debt / Recurring EBITDA < 2.9x
* Calculated as recurring EBITDA / Net Sales	** Excluding CER projects

RHODIA	4/12

Results Fact Sheet: Q2 2006

(all figures are in € million after discontinued operations)

POLYAMIDE	• Strong volumes & sustained growth in Intermediates and Engineering Plastics • Price increases in local currency +€4m offset raw materials -€3m • Further price increases underway
ACETOW	• Price rises offset most of raw material cost increases
NOVECARE	• Price rises offset raw material cost increases • Slow volumes in agro market • Further fixed cost savings
SILCEA	• Strong volumes • Favourable pricing more than offset raw material cost increases
ECO SERVICES	• Positive impact of price indexation mechanism on natural gas
ORGANICS	• Restructuring delivers further significant fixed cost reduction • Price rises more than offset raw material cost increases
ENERGY SERVICES	• Trading platform JV with Société Générale now in place • CER projects on schedule
	Q2 2006	• No cogeneration activity (seasonal) • Continuing focus on energy supply optimization

	Net Sales Q2 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q2 2006
RHODIA	1 264	(16)	31	21	40	(19)	1 321
POLYAMIDE	441	(3)	26	28	4	(18)	478
ACETOW	105	0	2	1	4	1	113
NOVECARE	239	(9)	1	1	9	(2)	239
SILCEA	211	(8)	2	5	5	(1)	214
ECO SERVICES	55	0	0	(4)	9	0	60
ORGANICS	225	(3)	1	(4)	9	1	229
ENERGY SERVICES
CORPORATE & Others	(12)	7	(1)	(6)	0	0	(12)

	Recurring EBITDA Q2 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q2 2006	Recurring EBITDA *Margin** Q2 2006
RHODIA	159	(1)	5	6	20	(12)	11	188	14.2%
POLYAMIDE	71	(3)	5	11	(13)[a]	11 [a]	(5)	77	16.1%
ACETOW	27	0	0	0	4	(5)	0	26	23.0%
NOVECARE	28	(2)	0	(2)	7	(8)	3	26	10.9%
SILCEA	25	1	0	3	5	(4)	8	38	17.8%
ECO SERVICES	18	0	0	(1)	8	(1)	(1)	23	38.3%
ORGANICS	8	(1)	0	(1)	9	(2)	8	21	9.2%
ENERGY SERVICES	7	0	0	0	0	(3)	(1)	3
CORPORATE & Others	(25)	4	0	(4)	0	0	(1)	(26)

*Including FX transaction effect       ** Calculated as recurring EBITDA / Net Sales

a: Polyamide: Local currency price increases +€4m

Local currency raw material costs -€3m

RHODIA	5/12

Results Fact Sheet: H1 2006 overview
(all figures are in € million after discontinued operations)

	Net Sales			Recurring EBITDA			Operating Profit
	H1 2005	H1 2006	Variation	H1 2005	H1 2006	Variation	H1 2005	H1 2006
RHODIA	2 457	2 631	7.1%	322	366	13.7%	107	177
POLYAMIDE	860	942	9.5%	145	134	(7.6)%	90	83
ACETOW	197	222	12.7%	50	56	12.0%	33	42
NOVECARE	467	485	3.9%	56	55	(1.8)%	39	38
SILCEA	406	430	5.9%	50	70	40.0%	15	36
ECO SERVICES	103	116	12.6%	29	37	27.6%	18	26
ORGANICS	453	461	1.8%	26	38	46.2%		12
ENERGY SERVICES				9	25			20
CORPORATE & Others	(29)	(25)	(13.8)%	(43)	(49)	14.0%	(88)	(80)

	Net Sales H1 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales H1 2006
RHODIA	2 457	(29)	121	49	67	(34)	2 631
POLYAMIDE	860	(6)	79	58	(10)	(39)	942
ACETOW	197	0	7	4	11	3	222
NOVECARE	467	(17)	15	1	20	(1)	485
SILCEA	406	(14)	9	17	11	1	430
ECO SERVICES	103	(1)	5	(6)	15	0	116
ORGANICS	453	(4)	8	(18)	20	2	461
ENERGY SERVICES
CORPORATE & Others	(29)	13	(2)	(7)	0	0	(25)

	Recurring EBITDA H1 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA H1 2006	Recurring EBITDA Margin** H1 2006
RHODIA	322	(1)	17	21	32	(42)	17	366	13.9%
POLYAMIDE	145	(6)	14	18	(47)	20	(10)	134	14.2%
ACETOW	50	(1)	2	2	14	(12)	1	56	25.2%
NOVECARE	56	(4)	3	(5)	18	(19)	6	55	11.3%
SILCEA	50	0	2	9	12	(8)	5	70	16.3%
ECO SERVICES	29	1	2	(2)	13	(3)	(3)	37	31.9%
ORGANICS	26	(5)	1	(9)	22	(17)	20	38	8.2%
ENERGY SERVICES	9	10	0	7	0	(3)	2	25
CORPORATE & Others	(43)	2	(5)	1	0	0	(4)	(49)

*Including FX transaction effect      ** Calculated as recurring EBITDA / Net Sales

RHODIA	6/12

Results Fact Sheet: H1 05 & 06 results

adjusted for Q2 06 discontinued operations

RHODIA	Q1 2005	Q1 2006	Q2 2005	Q2 2006	H1 2005	H1 2006
( M € )
Net Sales	1 193	1310	1 264	1321	2 457	2 631
Recurring EBITDA	163	178	159	188	322	366
% Sales*	13.7%	13.6%	12.6%	14.2%	13.1%	13.9%
Operating Profit	72	77	35	100	107	177

POLYAMIDE
( M € )
Net Sales	419	464	441	478	860	942
Recurring EBITDA	74	57	71	77	145	134
% Sales*	17.7%	12.3%	16.1%	16.1%	16.9%	14.2%
Operating Profit	52	32	38	51	90	83
ACETOW
( M € )
Net Sales	92	109	105	113	197	222
Recurring EBITDA	23	30	27	26	50	56
% Sales*	25.0%	27.5%	25.7%	23.0%	25.4%	25.2%
Operating Profit	15	21	18	21	33	42
NOVECARE
( M € )
Net Sales	228	246	239	239	467	485
Recurring EBITDA	28	29	28	26	56	55
% Sales*	12.3%	11.8%	11.7%	10.9%	12.0%	11.3%
Operating Profit	19	21	20	17	39	38
SILCEA
( M € )
Net Sales	195	216	211	214	406	430
Recurring EBITDA	25	32	25	38	50	70
% Sales*	12.8%	14.8%	11.8%	17.8%	12.3%	16.3%
Operating Profit	11	15	4	21	15	36
ECO SERVICES
( M € )
Net Sales	48	56	55	60	103	116
Recurring EBITDA	11	14	18	23	29	37
% Sales*	22.9%	25.0%	32.7%	38.3%	28.2%	31.9%
Operating Profit	6	7	12	19	18	26
ORGANICS
( M € )
Net Sales	228	232	225	229	453	461
Recurring EBITDA	18	17	8	21	26	38
% Sales*	7.9%	7.3%	3.6%	9.2%	5.7%	8.2%
Operating Profit	6	4	(6)	8	0	12
ENERGY SERVICES
( M € )
Recurring EBITDA	2	22	7	3	9	25
Operating Profit	(5)	17	5	3	0	20
CORPORATE & OTHERS
( M € )
Sales & intercompany sales eliminations	(17)	(13)	(12)	(12)	(29)	(25)
Recurring EBITDA	(18)	(23)	(25)	(26)	(43)	(49)
Operating Profit	(32)	(40)	(56)	(40)	(88)	(80)

Calculated as recurring EBITDA / Net Sales

RHODIA	7/12

Results Fact Sheet: 2005 Enterprise quarterly results

adjusted for Q2 06 discontinued operations

RHODIA	Q1 2005	Q2 2005	Q3 2005	Q4 2005	FY 2005
( M € )
Net Sales	1 193	1 264	1 179	1 286	4 922
Recurring EBITDA	163	159	113	134	569
% Sales*	13.7%	12.6%	9.6%	10.4%	11.6%
Operating Profit	72	35	14	(38)	83

POLYAMIDE
( M € )
Net Sales	419	441	406	444	1 710
Recurring EBITDA	74	71	46	52	243
% Sales*	17.7%	16.1%	11.3%	11.7%	14.2%
Operating Profit	52	38	21	24	135
ACETOW
( M € )
Net Sales	92	105	104	109	410
Recurring EBITDA	23	27	27	23	100
% Sales*	25.0%	25.7%	26.0%	21.1%	24.4%
Operating Profit	15	18	18	14	65
NOVECARE
( M € )
Net Sales	228	239	226	242	935
Recurring EBITDA	28	28	20	20	96
% Sales*	12.3%	11.7%	8.8%	8.3%	10.3%
Operating Profit	19	20	4	10	53
SILCEA
( M € )
Net Sales	195	211	203	201	810
Recurring EBITDA	25	25	25	27	102
% Sales*	12.8%	11.8%	12.3%	13.4%	12.6%
Operating Profit	11	4	0	5	20
ECO SERVICES
( M € )
Net Sales	48	55	55	51	209
Recurring EBITDA	11	18	18	10	57
% Sales*	22.9%	32.7%	32.7%	19.6%	27.3%
Operating Profit	6	12	13	5	36
ORGANICS
( M € )
Net Sales	228	225	205	254	912
Recurring EBITDA	18	8	(3)	11	34
% Sales*	7.9%	3.6%	(1.5)%	4.3%	3.7%
Operating Profit	6	(6)	3	(26)	(23)
ENERGY SERVICES
( M € )
Recurring EBITDA	2	7	1	15	25
Operating Profit	(5)	5	1	12	13
CORPORATE & OTHERS
( M € )
Sales & intercompany sales eliminations	(17)	(12)	(20)	(15)	(64)
Recurring EBITDA	(18)	(25)	(21)	(24)	(88)
Operating Profit	(32)	(56)	(46)	(82)	(216)

Calculated as recurring EBITDA / Net Sales

RHODIA	8/12

Consolidated income statements as of June 30, 2006

(in millions of euros)	Second quarter ended June 30,		First semester ended June 30,		Full year
	2006 (*)	2005 (*)	2006	2005	2005
Net sales	1 321	1 264	2 631	2 457	4 922
Other revenue	98	93	258	231	454
Cost of sales	(1 140)	(1 106)	(2 356)	(2 200)	(4 482)
Administrative and selling expenses	(139)	(140)	(277)	(270)	(561)
Research and development expenses	(33)	(32)	(61)	(62)	(121)
Restructuring costs	(7)	(28)	(12)	(33)	(86)
Other operating income/(expenses)		(16)	(6)	(16)	(43)
Operating profit/(loss)	100	35	177	107	83
Financial income	30	23	68	61	127
Finance costs	(86)	(104)	(184)	(237)	(496)
Foreign exchange gains/(losses)	1	(24)	2	(53)	(67)
Share of profit/(losses) of associates
Income/(loss) before income tax	45	(70)	63	(122)	(353)
Income tax expense	45	(26)	33	(34)	(53)
Income/(loss) from continuing operations	90	(96)	96	(156)	(406)
loss from discontinued operations	(12)	(100)	(53)	(114)	(209)
Net Income/(loss)	78	(196)	43	(270)	(615)
Attributable to:
Equity holders of Rhodia SA	77	(197)	41	(269)	(616)
Minority interests	1	1	2	(1)	1
Income/(loss) per share from continuing operations (in euro) – basic and diluted			0.08	(0.25)	(0.63)
Income/(loss) per share (in euro) – basic and diluted			0.03	(0.43)	(0.95)
Weighted average number of shares before dilution			1 186 857 342	627 582 158	645 635 891
Weighted average number of shares after dilution			1 179 544 778	627 582 158	645 635 891

* unaudited

RHODIA	9/12

Consolidated balance sheets as of June 30, 2006

Assets
(in millions of euros)	June 30 2006	December 30 2005
Property, plant & equipment	1 958	2 135
Goodwill	227	244
Other intangible assets	180	154
Investments in associates	4	4
Other non-current financial assets	165	164
Deferred tax assets	129	83
Non-current assets	2 663	2 784
Inventories	653	630
Income tax receivable	25	20
Trade and other receivables	1 085	1 188
Derivative financial instruments	23	42
Other current financial assets	10	5
Cash and cash equivalents	351	920
Assets classified as held for sale	173	57
Current assets	2 320	2 862
TOTAL ASSETS	4 983	5 646

RHODIA	10/12

Liabilities and shareholders’ equity
(in millions of euros)	June 30 2006	December 30 2005
Share capital	1 204	1 177
Additional paid-in capital	22	570
Other reserves	140	141
Deficit	(1 839)	(2 580)
Equity attributable to equity holders of Rhodia SA	(473)	(692)
Minority interests	25	26
Total equity	(448)	(666)
Borrowings	1 930	1 975
Retirement benefits and similar obligations	1 122	1 269
Provisions	280	297
Deferred tax liabilities	23	34
Other non-current liabilities	65	46
Non-current liabilities	3 420	3 621
Borrowings	501	1 039
Derivative financial instruments	14	14
Retirement benefits and similar obligations	64	81
Provisions	140	204
Income tax payable	34	31
Trade and other payables	1 086	1 271
Liabilities associated with assets classified as held for sale	172	51
Current liabilities	2 011	2 691
TOTAL EQUITY AND LIABILITIES	4 983	5 646

RHODIA	11/12

Consolidated statements of cash flows as of June 30, 2006

	First semester ended June 30,
(in millions of euros)	2006	2005
Net loss (Group Share)	43	(270)
Adjustments for :
Depreciation, amortization and impairment of long-term assets	177	280
Net increase/(decrease) in provisions and employee benefits	(46)	(21)
Net increase/(decrease) in financial provisions	2	32
Share of profit/(loss) of associates		0
Dividends received from associates		0
Other income and expense	2	(5)
Gain/(loss) on disposal of non-current assets	19	3
Income tax expense/(income)	(53)	15
Foreign exchange losses/(gains)	(3)	71
Cash flow from operating activities before changes in working capital	141	105
Changes in working capital
- (Increase)/decrease in inventories and work in progress	(61)	(10)
- (Increase)/decrease in trade and other receivables	17	17
- Increase/(decrease) in trade and other payables	(74)	(70)
- Increase/(decrease) in other current assets and liabilities	(5)	(147)
Net cash from operating activities	18	(105)
Purchases of property, plant and equipment	(113)	(109)
Purchases of other non-current assets	(19)	(12)
Proceeds on disposal of non-current assets	32	28
(Purchases of)/repayments of loans and financial investments	4	(10)
Net cash (used by) / from investing activities	(96)	(103)
Proceeds from issue of shares, net of costs	36	0
Dividends paid	(2)	0
New long-term borrowings, net of costs	4	645
Repayments of non-current borrowings, net of costs	(502)	(473)
Net increase/(decrease) in current borrowings	(21)	(183)
Net cash (used by) / from financing activities	(485)	(11)
Effect of foreign exchange rate changes	(5)	32
Net increase/(decrease) in cash and cash equivalents	(568)	(187)
Cash and cash equivalents at the beginning of the year	920	612
Cash and cash equivalents at the end of the year	352	425

RHODIA	12/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006	RHODIA
	By:	/s/ Pascal Bouchiat

	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer